Exhibit 99.1

NEWS RELEASE

January 6, 2015

NAVIGATOR HOLDINGS LTD. ANNOUNCES ADDITION TO ITS MANAGEMENT TEAM

London, England, January 6, 2015 - Navigator Holdings Ltd. (“Navigator” or the “Company”) (NYSE: NVGS), announces today that Paul Flaherty has joined the Company with effect from December 1, 2014 as Director of Fleet & Technical Operations. Paul has spent 17 years with BP Shipping Ltd as a Fleet and Technical Manager for both Oil and Gas vessels, before a brief stay at JP Morgan Global Maritime as VP, Asset Management. He is a Chartered Engineer and a Fellow of the Institute of Marine Engineers & Science Technicians (IMarEST). Paul will be responsible for our fleet in service and will develop our systems and procedures to provide the backbone of our growing shipping business.

Tommy Hjalmas, our Chief Operating Officer, who has successfully managed the technical and operational activities of the Company over the past 8 years, will instead become responsible for the Company’s significant and developing newbuilding program and special projects as Director of Newbuilds and Special Projects. Tommy will hand over the fleet technical and operational roles to Paul over the coming weeks.

Navigator Gas

Attention: Investor Relations Department

New York:	399 Park Avenue, 38th Floor, New York, NY 10022. Tel: 1 212 355-5893

London:	21 Palmer Street, London, SW1H 0AD. Tel: 44 (0)20 7340-4850

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